EXHIBIT (a)(11)
7 January 2010
Cadbury Announces Timetable for Investor Communications
Further to the announcement made by the Takeover Panel (the “Panel”) on 30 December 2009, Cadbury plc (“Cadbury”) today sets out its proposed investor communications plan up to the publication of its second response document on 15 January 2010.
Under normal circumstances the offeree can not provide material new information after Day 39 of the bid timetable, in Cadbury’s case 12 January 2010. Cadbury has been given permission by the Panel to update its second response document after this deadline to incorporate Cadbury’s latest 2009 summary financial performance, which will only become available to Cadbury during the course of next week.
As a result, Cadbury will publish two versions of its second response document so that the latest more detailed 2009 financial information can be included in the final version. Both versions will be made available electronically, with only the final version being posted to shareholders.
Tuesday 12 January
Cadbury will publish the first version of its second response document on 12 January. This will be in an electronic format only and available at www.cadburyinvestors.com. This version of the second response document will set out important new information for shareholders to consider, including an estimate of the headline results for 20091 and a comment on the outlook for 2010. The publication will be accompanied by a press statement including a summary of the key information.
Thursday 14 January
After the UK market closes on 14 January, Cadbury will issue a press statement with more detail on 2009, setting out the unaudited 2009 financial performance of the business by key lines within the profit and loss account, revenue growth by category, and the performance of individual business units2.
At that time, Cadbury’s management will host a web-based conference call to provide a summary of its 2009 financial performance and answer investor and analyst questions. Details of the call will be published ahead of the announcement.
These latest 2009 summary financial performance details will be incorporated into a final version of the second response document which will be posted to shareholders and also be made available in an electronic format after the UK market close on 14 January at www.cadburyinvestors.com.

[1]	It is intended that such estimate will be based on the results included in the unaudited management accounts for the eleven months ended 30 November 2009 and the Cadbury Directors’ estimate of the results for the one month ended 31 December 2009, which will take account of the Group’s preliminary view of sales and underlying profit from operations for that month.

[2]	The performance details to be set out in the final version of the second response document will be based on the results included in the unaudited management accounts for the twelve months ended 31 December 2009. It is intended that both the first version and the final version of the second response document will contain certain profit estimates for the year ended 31 December 2009, which will be reported on for the purposes of the Takeover Code. Neither the first version nor the final version of the second response document will constitute or include the Company’s preliminary statement of annual results (for the purposes of the Listing Rules made by the UK Listing Authority) or statutory accounts for the financial year ended 31 December 2009.

Ends
For further information

Cadbury plc	+44 1895 615000
http://www.cadbury.com

Capital Market Enquiries	+44 1895 615124
John Dawson

Media Enquiries
Cadbury	+44 1895 615011
Trevor Datson

Finsbury	+44 20 7251 3801
Rollo Head
Notes to the Editor
About Cadbury plc
Cadbury is one of the world’s largest confectionery businesses with number one or number two positions in over 20 of the world’s 50 biggest confectionery markets. It also has the largest and most broadly spread emerging markets business of any confectionery company. With origins stretching back nearly 200 years, Cadbury’s brands include many global, regional and local favourites including Cadbury Dairy Milk, Flake, Creme Egg and Green & Black’s in chocolate; Trident, Dentyne, Hollywood and Bubbaloo in gum; and Halls, Cadbury Eclairs, Bassett’s and The Natural Confectionery Co. in candy.
Additional Information
In response to Kraft’s offer, Cadbury has filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the US Securities and Exchange Commission (“SEC”). Holders of Cadbury ordinary shares and Cadbury American Depositary Shares are advised to read the Solicitation/Recommendation Statement on Schedule 14D-9 because it contains important information. Copies of the Schedule 14D-9 and other related documents filed by Cadbury are available free of charge on the SEC’s website at www.sec.gov. In addition, documents filed with the SEC by Cadbury may be obtained free of charge by contacting Cadbury’s media or investor relations departments at Cadbury House, Uxbridge Business Park, Sanderson Road, Uxbridge UB8 1DH, United Kingdom or on Cadbury’s website at www.cadbury.com.
Publication on Cadbury Website
A copy of this announcement will be made available for inspection on Cadbury’s website (www.cadbury.com) free of charge.